Exhibit 3.1
SECTION 10 OF ARTICLE II OF THE BY-LAWS, AS AMENDED ON AUGUST 28, 2007
ARTICLE II
     Section 10. Resignation. Any Director may resign at any time by sending a written notice of such resignation to the principal office of the Corporation addressed to the Chairman of the Board or the President. Unless otherwise specified therein, such resignation shall take effect upon receipt thereof by the Chairman of the Board or the President.
     Any nominee for director who fails to receive the requisite majority vote at an annual or special meeting held for the purpose of electing directors must, promptly following certification of the stockholder vote, tender his or her resignation to the Board. The Board will act on the tendered resignation within 90 days following certification of the stockholder vote and shall take action with respect to the vacancy on the Board in accordance with Section 12 of this Article II.